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SEC Mail Processing

MAY 09 2025

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69218

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4/1/2024 (MM/DD/YY) AND ENDING 3/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JM Financial Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1325 Avenue of the Americas, 28th floor, Office 2821
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emily Abbruzzese	516-858-4766	emily@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KNAV P.A.
(Name – if individual, state last, first, and middle name)

1177 Avenue of the Americas, 5th floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

10/7/2008	2983
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Arunava Das, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JM Finanial Securities, Inc., as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TARIQ KYLE GEORGE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE0001572
Qualified in Kings County
Certificate Filed in New York and Queens County
My Commission Expires 02-15-2027

Signature:

Title: CEO

Notary Public

State of New York
County of New York

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JM Financial Securities, Inc.

Statement of Financial Condition
March 31, 2025, and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

JM Financial Securities, Inc.
Index
March 31, 2025

PARTNERS BEYOND BOUNDARIES

Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors
JM Financial Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JM Financial Securities, Inc. (hereinafter referred to as "the Company") as of March 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KNAV CPA LLP

We have served as the Company's auditor since 2021.

New York, New York
May 8, 2025

KNAV CPA LLP
Certified Public Accountants
1177 6th Avenue, 5th Floor, New York, NY 10036 T 1 678 584 1200 F 1 770 676 6082 E admin@knavcpa.com

JM Financial Securities, Inc.
Statement of Financial Condition
As of March 31, 2025

Assets	
Cash	$ 1,389,719
Accounts receivable	1,000
Prepaid expenses and other assets	35,327
Related party receivable	411,780
Deferred tax assets	56,448
Fixed assets, net of accumulated depreciation of $5,277	1,823
Total assets	$ 1,896,097
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 433,827
Related party payable	11,828
Total liabilities	445,655
Stockholder's Equity	
Common stock, $0.01 par value, authorized, issued and outstanding, 16,500 shares	165
Additional paid-in capital	1,649,835
Accumulated deficit	(199,558)
Total stockholder's equity	1,450,442
Total liabilities and stockholder's equity	$ 1,896,097

See accompanying notes to the statement of financial condition

1. Organization

JM Financial Securities, Inc. (the "Company"), incorporated in the State of Delaware on June 19, 2012, is a wholly owned subsidiary of JM Financial Overseas Holdings, Pvt. Ltd. (the "Parent") and is an indirect wholly owned subsidiary of JM Financial Limited (the "Ultimate Parent"). Beginning June 15, 2015, the Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company began business operations on February 1, 2016 and its operations consist of marketing and distribution of research reports of companies primarily headquartered in India and Southeast Asia. The customers introduced by the Company transact their business on delivery versus payment basis with settlement of transactions facilitated by an affiliate in India, JM Financial Institutional Securities Limited ("JMFISL") for securities traded in Indian stock markets.

2. Significant accounting policies

Basis of Presentation and Use of Estimates

The statement of financial condition is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

Cash consists of deposits with banks. The Company's cash balance is held with a large global financial institution. The Company, may during the ordinary course of business maintain account balances in excess of federally insured limits. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash.

Accounts receivable and contract assets and liabilities

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Accounts receivable from third parties on April 1, 2024 were $4,707 and, there were no contract assets or liabilities. As of March 31, 2025, accounts receivable from third parties were $1,000, and there were no contract assets or liabilities.

Fair value of financial instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Fair value measurement – definition and hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fixed assets
Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Each individual asset costing $500 or less is expensed as incurred, and is included under depreciation caption in the statement of operations.

Income taxes
The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed on the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the

uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. No interest expense or penalties have been recognized as of and for the year ended March 31, 2025. The Company files federal and New York state income tax returns. After September 15, 2023, the Company's office is shifted to New York City. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Allowance for credit losses
The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has assessed the impact of CECL on the above assets on its statement of financial condition and concluded that there are de minimis expected credit losses base on the nature and contractual life or expected life of the financial assets and immaterial historic losses.

Recent Accounting Pronouncement
The Company adopted Financial Accounting Standards Board ("FASB") ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures on January 1, 2024, which introduced new disclosure requirements pertaining to the reportable segments of an entity, such as the Company. These disclosure requirements are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Refer Note 8 for details.

3. Related party transactions

The Company earned services income in accordance with its service agreement entered into with JMFISL on September 27, 2016, which is being amended from time to time. The agreement calls for JMFISL to pay the Company a fee equivalent to all normal recurring expenses plus a mark up of 9%. The activities of the Company include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. At March 31, 2025, the Company has related party receivables of $411,780. The Company has a related party payable balance of $11,828 at March 31, 2025. This balance is research fees payable to JMFISL.

4. Lease Commitments and contingencies

Lease commitments

The Company has a lease for its office facility in New York City that ends in February 2026. The lease agreement is subject to escalations for increase in taxes and other operating costs. The terms contained in the lease are such that the lease does not meet the definition of a lease under ASC 842, Accounting for Leases. As such, the Company has not recorded a right-of-use asset or corresponding liability. The future minimum lease payments under the agreement are as follows:

Year ending March 31,	
2026	27,797
	$ 27,797

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results from these examinations will not materially affect the Company's financial position. There is currently no pending litigation against the Company.

5. Deferred Tax Assets

Deferred tax assets as of March 31, 2025 consist of the following:

Deferred tax assets	
Accruals	23,625
Organizational costs	27,467
Net operating loss carryforwards	5,356
Deferred tax assets	56,448
Net deferred tax assets	56,448

6. Off-balance sheet risk and concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed Federal Deposit Insurance Corporation coverage of $250,000. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any such losses in such accounts and believes it is not exposed to any significant credit risk. The cash balances in excess of FDIC limit were $1,139,719 as of March 31, 2025.

A majority of the Company's operations are conducted through an affiliate company located in India. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2025, the Company had net capital of $944,064 which was $694,064 above the minimum amount required.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain

cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Had it maintained such an account there would have been no transactions recorded. The Company does not clear or otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

8. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including chaperoning of affiliates, research distribution. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies.

9. Subsequent Events

The Company evaluates subsequent events through the date of issuance of the report and has determined no additional items require disclosure.